Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Resources Ltd. / ARC Energy Trust Announce the June 2009 increase to the ARX Exchangeable Shares Exchange Ratio

     CALGARY, June 30 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.63365 to 2.64889. Such increase will be effective on July 15, 2009.

     <<
     The following are the details on the calculation of the exchange ratio:

     -------------------------------------------------------------------------
                                       10 day
                                      weighted             Effective
      Record               ARC        average               date of
      date of             Energy      trading     Increase    the    Exchange
     ARC Energy           Trust      price of       in      increase   ratio
      Trust     Opening  distrib-  AET.UN (prior  exchange    in       as of
     distrib-  exchange   ution     to the end    ratio    exchange  effective
      ution     ratio    per unit  of the month)   (xx)      ratio     date
     -------------------------------------------------------------------------
     June 30,                                              July 15,
      2009      2.63365   $0.10      $17.2779     0.01524   2009      2.64889
     -------------------------------------------------------------------------

     (xx) The increase in the exchange ratio is calculated by dividing the ARC
          Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

     A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

     ARC RESOURCES LTD.
     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.; ARC Energy Trust

CNW 17:47e 30-JUN-09